news release

Zi Corporation announces world's first mobile device
handwriting recognition solution with text prediction

Doubles Language Capabilities of Decuma Handwriting to 31 Languages

Lund, Sweden and Calgary, AB, Canada, February 9, 2006 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced the release of the latest version of its state-of-the art Decuma® handwriting recognition. Decuma Version 4 is a new predictive, personal and powerful pen-input solution now available for OEMs to embed. It adds predictive text capabilities, including word completion and increased personalization to handwriting input. It also more than doubles the language repertoire of the award winning Decuma software to 31 languages - including the complex Chinese and Japanese scripts. Zi Corporation will be demonstrating Decuma Version 4 at stand E40 in Hall 2 at the 3GSM World Congress in Barcelona, February 13 to 16, 2006.

Powered by Zi's world class prediction technology, Decuma V4 promises to revolutionize pen-input for mobile device users. In addition to alphabetic languages, Zi's prediction expertise extends to Decuma Chinese with phrase-level association and phonetic input conversion. The system is expressly designed for mobility, and to work optimally on small form factor devices such as mobile phones, portable gaming consoles and other terminals that otherwise produce poor and shaky handwriting results. Decuma recognizes 100% naturally shaped letters in upper and lower cases, numbers, symbols and punctuation, and even enables users to text in two languages at the same time without having to switch input modes

"Standard handwriting on mobile devices has never quite worked for some consumers. Conventional methods are too awkward, and the process is too slow and frustrating," said Milos Djokovic, Zi Corporation's chief operating officer and chief technology officer. "With Zi's unequalled predictive text capability, Decuma is providing a whole new experience in pen-input speed and usability."

Djokovic adds that, from a device OEM standpoint, Decuma V4 was specifically designed to allow OEMs to continue using their current pen-input user interface and to easily add support for prediction. Decuma also enables immediate time-to-market, being quick and easy to implement or use as a replacement for existing conventional handwriting recognition solutions.

Decuma languages include Afrikaans, Chinese, Croatian, Czech, Danish, Dutch, English (British and American), Estonian, Finnish, French (European and Canadian), German, Hungarian, Icelandic, Indonesian, Italian, Japanese, Latvian, Lithuanian, Malay, Norwegian, Polish, Portuguese (European and Brazilian), Romanian, Serbian, Slovak, Slovenian, Spanish (European and Latin American), Swahili, Swedish, Tagalog and Turkish.

To make an appointment with Zi Corporation at the 3GSM World Congress 2006 in Barcelona please contact Brian Dolby or Bethany Caldwell on +44(0)1159486901 or e-mail brian@gbcspr.com or Bethany@gbcspr.com.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiText® for one-touch predictive text entry; eZiTap™ for intelligent multi-tap entry, Decuma for natural handwriting recognition and the new Qix™ service discovery engine to enhance the user experience and drive service usage and adoption. Zi's product portfolio dramatically improves the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, Decuma, Qix, eZiTap and eZiText are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

GBCS PR (European media)
Brian Dolby or Bethany Caldwell
brian@gbcspr.com / bethany@gbcspr.com
+44 (0) 115 948 6901

Keith Giannini (North American media)
Schwartz Communications
zicorp@schwartz-pr.com
(781) 684-0770

Allen & Caron Inc (Investor relations)
Jill Bertotti
jill@allencaron.com
(949) 474-4300